UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Private Placement Closing

Golden Heaven Group Holdings Ltd. (the “Company”) previously disclosed in its current report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 3, 2024, that the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with certain investors (the “Investors”) for a private placement offering (“Private Placement”) of 120,000,000 Class A Ordinary Shares (the “Class A Ordinary Shares”) and Warrants to purchase up to 240,000,000 Class A Ordinary Shares (the “Warrants”).

On July 26, 2024, the Company closed the Private Placement and issued the Warrants and an aggregate of 120,000,000 Class A Ordinary Shares to the Investors at a price of $0.15 per share, for aggregate gross proceeds of approximately $18 million, before deducting the offering expenses payable by the Company. The Company intends to use the net proceeds from the Private Placement for working capital and other general corporate purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: July 30, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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